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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December 2024

Commission File Number: 001-15102

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Embraer S.A.

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Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Embraer S.A. Av. Brigadeiro Faria Lima, 2.170 12227-901 - S.J. dos Campos - SP Brasil

EMBRAER S.A.
PUBLICLY HELD COMPANY

MINUTES No. 53/2024 - BOOK 008
ORDINARY MEETING OF THE BOARD OF DIRECTORS
HELD ON DECEMBER 12, 2024

On December 12, 2024, the ordinary meeting of the Board of Directors of Embraer S.A. (“Embraer” or the “Company”) was held, having as Chairman Alexandre Gonçalves Silva and with the participation of the undersigned Directors, to decide, among other topics, on the entering into derivative agreements of “equity swap”, pursuant to Exhibit I, prepared in accordance with Article 6 of RCVM 77 and Annex G of RCVM 80.

Considering (i) the Company’s long-term incentive plan; (ii) the need to mitigate the Company’s stock price fluctuations; and (iii) the recommendation of the Audit, Risks and Ethics Committee, the Board of Directors approved the entering into derivative agreements of “equity swap”, under the following terms:

a) counterparty: Banco Itaú BBA S.A.;

b) asset of the swap: 16,156,597 shares of EMBR3 representing 2% the total outstanding shares of Embraer;

c) term: 12 months;

d) execution: 30 calendar days or when Itaú BBA buys the total number of shares, whichever occurs first;

Minimum Participation on the daily trading: 1%; Maximum Participation on the daily trading: 25%;

e) total cost for Embraer: CDI + 0.70% p.a. over the notional value of the swap;

f) risk mitigation: margin calls with weekly verification where any 30% of variation on the Market to Market negative to Embraer.

This approval substitutes the approval of the Extraordinary Board of Directors Meeting held on November 8, 2024.

There being no further matters to discuss, for the record, I, Fabiana Leschziner, as Secretary, wrote these minutes, which were signed by all participants.

December 12, 2024.

Cont. Minutes nº 53/2024 – Book 008 - Ordinary meeting of the Board of Directors

December 12, 2024.

Signatures: Alexandre Gonçalves Silva – Chairman; Raul Calfat – Vice-chairman; Alexandre Magalhães Filho – Member of BoD; Claudia Sender Ramirez – Member of BoD; Dan Ioschpe – Member of BoD; Edmilson Saes – Member of BoD; Kevin Gregory McAllister - Member of BoD, Márcio Fernando Elias Rosa – Member of BoD; Mauro Gentile Rodrigues da Cunha – Member of BoD; Pedro Luís Farcic – Member of BoD; Todd Messer Freeman - Member of BoD; Fabiana Klajner Leschziner – Secretary.

I certify that the text above was taken from the book of Minutes of Board of Directors.

Fabiana Klajner Leschziner

Secretary

Cont. Minutes nº 53/2024 – Book 008 - Ordinary meeting of the Board of Directors

December 12, 2024.

EXHIBIT G OF RESOLUTION CVM Nº 80/22

Trading in Shares of its Own Issue

1. Purpose and the expected economic effects of the disposal:

The Company has long-term incentive plans share-based, that allow the directors, officers or employees of the Company or of its direct or indirect controlled entities, to receive compensation based on the oscillation of the prices of the shares issued by the Company, under certain conditions. Through the approved equity swap transaction, the Company will receive the price variation related to the shares issued by the Company and traded on the stock exchange, aiming to mitigate the possible effects of the stock prices’ oscillation considering the share-based payment programs of the Company.

2. To inform the number of (i) outstanding shares and (ii) shares already held in treasury:

Outstanding shares: 734,632,806 in December 12, 2024.

Shares in treasury: 5,832,238 in December 12, 2024.

3. To inform the number of shares that may be purchased or disposed of:

As the transaction involves equity swap, with exclusive financial settlement, there will not be any purchase or disposal of shares by the Company. The contracts may result in an exposure of up to 16,156,597 common shares.

4. To describe the main characteristics of the derivative instruments that the Company may use, if any:

The equity swap allows the Company to receive the price variation related to its shares traded on the stock exchange and pay CDI plus a fee, during the term of the relevant agreement, as applicable. Such agreements will be financially settled.

5. To describe, if any, any agreements or voting guidelines that exist between the company and the counterparty of the transactions:

There are none.

6. In case of transactions processed outside organized securities markets, to inform:

a. the maximum (minimum) price by which the shares will be acquired (sold); and

Not applicable.

Cont. Minutes nº 53/2024 – Book 008 - Ordinary meeting of the Board of Directors

December 12, 2024.

b. if applicable, the reasons justifying the operation at prices more than 10% (ten percent) higher, in the case of acquisition, or more than 10% (ten percent) lower, in the case of sale, to the average of the quoted price, weighted by the volume, in the previous 10 (ten) trading sessions;

Not applicable.

7. To inform, if any, the impacts that the trading will produce on the control composition or the administrative structure of the Company:

The operation will not have any impact on the administrative structure of the Company.

8. To identify the counterparties, if known, and, in case of a related party of the Company, as defined by the accounting rules, also provide the information required by article 9 of CVM Resolution No. 81/22:

The counterparty will be Banco Itaú BBA S.A.

9. To indicate the destination of the resources obtained, if applicable:

In case the Company receives resources, it will be used to supplement the payment of the long-term action-based inventive plan of the Company's managers and employees.

10. To indicate the maximum term for settlement of the authorized operations:

The settlement of the approved equity swap transactions will take place within a maximum period of 12 months from December 13, 2024, up to December 15, 2025.

11. To identify institutions that will act as intermediaries, if any:

Not applicable.

12. To specify the available resources to be used, in the form of article 8, paragraph 1, of CVM Resolution No. 77/22:

Not applicable, as the equity swap transactions will not be physically settled.

13. To specify the reasons why the members of the Board of Directors are comfortable that the repurchase of shares will not affect the performance of the obligations assumed with creditors nor the payment of mandatory, fixed or minimum dividends.

The members of the Board of Directors believe that the Company's current financial situation is compatible with the contracting of equity swap operations under the approved conditions and are comfortable that the operation will not affect the Company's compliance regarding the obligations assumed with creditors, nor the payment of mandatory dividends calculated in accordance with the law and approved by the general meeting.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 12, 2024

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations